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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

SCHERING AG
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
DE0007172009
(CUSIP Number)
Dr. Tilman Schmidt-Lorenz
Merck KGaA
Frankfurter Strasse 250
64293 Darmstadt
Germany
Tel: +49 (0) 6151 720

Copy To:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAMES OF REPORTING PERSONS: Merck KGaA

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		19,202,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,202,200

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,202,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[1]	The calculation of the foregoing percentage is based on 190,382,700 outstanding ordinary shares with no par value (which excludes ordinary shares held in treasury), including shares represented by American Depositary Shares, of Schering AG, as reported in Schering AG’s interim report filed with the United States Securities and Exchange Commission on Form 6-K for the quarter ended March 31, 2006. The actual percentage is 10.086%.

1	NAMES OF REPORTING PERSONS: E. Merck oHG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, WC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,202,200

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		19,202,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	19,202,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

[1]	The calculation of the foregoing percentage is based on 190,382,700 outstanding ordinary shares with no par value (which excludes ordinary shares held in treasury), including shares represented by American Depositary Shares, of Schering AG, as reported in Schering AG’s interim report filed with the United States Securities and Exchange Commission on Form 6-K for the quarter ended March 31, 2006. The actual percentage is 10.086%.

     This Amendment No. 2 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2006, as amended by Amendment No. 1 thereto filed with the SEC on March 24, 2006 (as it may be further amended from time to time, the “Schedule 13D”), by Merck KGaA, a German partnership limited by shares (the “Purchaser”), and E. Merck oHG, a German general partnership (such persons, collectively, the “Reporting Persons”) with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Schering AG, a German stock corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 2 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
     The source of funds for the purchase of the Ordinary Shares subject to this Schedule 13D was cash on hand of the Purchaser and drawdowns under the Purchaser’s existing lines of credit.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following text:
     The information contained on the cover pages of this Schedule 13D and the responses to Item 3 and Item 5 are hereby incorporated by reference.
     On March 13, 2006, the Purchaser announced its intention to commence a tender offer to purchase all of the Ordinary Shares, including Ordinary Shares represented by American Depositary Shares (“ADSs”), pursuant to Section 10 of the German Securities Acquisition and Takeover Act at a price of EUR 77 per Ordinary Share, including Ordinary Shares represented by ADSs (the “Tender Offer”). On March 23, 2006, Bayer AG (“Bayer”) announced its intention to commence a tender offer to purchase all of the Ordinary Shares, including Ordinary Shares represented by ADSs, pursuant to Section 10 of the German Securities Acquisition and Takeover Act at a price of EUR 86 per Ordinary Share, including Ordinary Shares represented by ADSs (the “Bayer Offer”). On March 24, 2006, pursuant to a public ad hoc announcement filed by the Purchaser, the Purchaser announced that it would not increase its offer of EUR 77 per Ordinary Share or ADS of the Company and had decided not to pursue the planned Tender Offer for the Company originally announced on March 13, 2006.
     The Purchaser has made its recent purchases to secure its investment position in the Company in the event that the Bayer Offer is ultimately not successful.
     The Reporting Persons intend to review the performance of their investment in the Company from time to time. Depending on various factors, including the business, prospects and financial position of the Company, the current and anticipated future price levels of the Ordinary Shares, the prospects for success of the Bayer Offer, the conditions in the securities markets and general economic and industry conditions, as well as the benefits of diversification and the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. The Reporting Persons may purchase additional equity in the Company or may dispose of some or all of their holdings in the open market, in public offerings, in private negotiated transactions or in other transactions, including derivative transactions.
     Other than as described above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 of the Schedule 13D, have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals).
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following text:
     The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
     None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 of the Schedule 13D, has beneficial ownership of any Ordinary Shares, except as described in this Schedule 13D.
     None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 of the Schedule 13D, has engaged in any transaction during the past 60 days in, any Ordinary Shares, except as set forth on Schedule 1 or otherwise described in this Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Schedule 13D is hereby amended by deleting it in its entirety and replacing it with the following text:
     The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.
     The agreement, dated 13 March 2006, relating to the credit facility for the Purchaser, arranged by Bear, Stearns International Limited, Deutsche Bank AG, Goldman Sachs International, with Deutsche Bank Luxembourg S.A. as Facility Agent, Swingline Agent and Security Agent referred to in the initial filing of Schedule 13D has been terminated.
     Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.

Signatures
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: June 8, 2006

MERCK KGaA

By:	/s/ Dr. Tilman Schmidt-Lorenz

Name: Dr. Tilman Schmidt-Lorenz Title: General Counsel

E. MERCK OHG

By:	/s/ Dr. Tilman Schmidt-Lorenz

Name: Dr. Tilman Schmidt-Lorenz Title: General Counsel

Schedule 1
Chart of trades in past 60 days

Date (Day/Month/Year)	Number of Shares Acquired	Average price per Share (in EURO)
30.5.2006	35,000	85.400
6.6.2006	2,006,000	85.630
7.6.2006	3,000,000	85.790
8.6.2006	4,500,000	85.765